SECURITIES AND EXCHANGE COMMISSION

06005294

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SEC FILE NUMBER
8- 50682

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Goelzer Investment Management, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Monument Circle, Suite 502
(No. and Street)

Indianapolis (City) Indiana (State) 46206 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debra Rynerson (317) 264 - 2614
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *if individual, state last, first, middle name*)

6296 Rucker Road, Suite G (Address) Indianapolis (City) Indiana (State) 46220 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory W. Goelzer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Goelzer Investment Management, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

Signature

Gregory W. Goelzer, Vice Chairman and CEO
Title

STATE OF: Indiana

COUNTY OF: Marion

Before me the undersigned, a Notary Public for Johnson County, State of Indiana, personally appeared Gregory W. Goelzer and acknowledged the execution of this instrument, this _____ day of February, 2005

Signature

Patricia J. Trusty, Notary Public

My Commission expires: March 19, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Goelzer Investment Management, Inc.

Table of Contents

Independent Auditor's Report 1

Consolidated Statements of Financial Condition 2

Consolidated Income Statements 3

Consolidated Statement of Changes in Shareholders' Equity 4

Consolidated Statements of Cash Flows 5

Notes to Financial Statements 6-15

Supplemental Schedules:

Computation of Net Capital, Pursuant to Rule 15c3-1(f) 16-17

Reconciliation Between Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation 18

Report on Material Inadequacies 19-20

Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
Goelzer Investment Management, Inc.

Independent Auditor's Report

We have audited the accompanying consolidated statements of financial condition of Goelzer Investment Management, Inc. and subsidiary as of December 31, 2005 and December 31, 2004, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Goelzer Investment Management, Inc. and subsidiary as of December 31, 2005 and December 31, 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules on pages 16 through 18 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kehlenbrink, Lawrence + Pauckner

January 11, 2006

Goelzer Investment Management, Inc.

Consolidated Statements of Financial Condition

Assets	December 31, 2005	December 31, 2004
Cash and cash equivalents	$ 136,272	$ 617,742
Cash segregated under federal regulations	1,107	1,104
Cash deposits with clearing organizations and others	102,563	102,563
Receivable from customers	72,535	70,074
Receivable from shareholder	56,862	84,057
Other receivables	13,461	3,770
Securities owned at market value		
Marketable	900,768	218,852
Nonmarketable	21,108	3,300
Property and equipment	223,394	276,657
Other assets	83,407	67,605
Total Assets	$ 1,611,477	$ 1,445,724

Liabilities and Shareholders' Equity		
Accounts payable	$ 34,835	$ 71,972
Accrued retirement plan expenses	34,349	102,007
Accrued rent	183,954	145,068
Securities sold not owned	10,554	-
Other liabilities	56,637	2,700
Total liabilities	320,329	321,747
Shareholders' Equity		
Common stock, no par value	1,034,559	792,435
Additional paid-in-capital	454,509	454,509
Retained deficit	(197,920)	(122,967)
Total shareholders' equity	1,291,148	1,123,977
Total Liabilities and Shareholders' Equity	$ 1,611,477	$ 1,445,724

The accompanying notes are an integral part of the financial statements.

Goelzer Investment Management, Inc.

Consolidated Income Statements

	For The Years Ended December 31, 2005	For The Years Ended December 31, 2004
Revenues		
Investment advisory fees	$ 3,054,850	$ 2,766,567
Commissions	932,037	912,711
Business valuations	472,974	528,306
Consulting fees	141,845	150,550
Investment banking	117,800	2,012
Net gains on firm securities trading accounts	48,481	8,351
Interest	32,241	19,942
Other	41,442	1,518
Total revenues	4,841,670	4,389,957
Operating Expenses		
Employee compensation and benefits	2,864,315	2,536,509
Commissions and floor brokerage	466,419	478,318
Communications	152,484	152,251
Occupancy and equipment rental	314,926	319,823
Promotional costs	128,316	147,929
Interest expenses	864	1,882
Other operating expenses	508,399	303,265
Total operating expenses	4,435,723	3,939,977
Net Income	$ 405,947	$ 449,980

The accompanying notes are an integral part of the financial statements.

Goelzer Investment Management, Inc.

Consolidated Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2005

	Common Stock	Additional Paid-In-Capital	Retained Earnings
Balance, December 31, 2003	$ 783,525	$ 454,509	$ (147,360)
Net income			449,980
Sale of common stock	8,910		
Shareholder distributions			(425,587)
Balance, December 31, 2004	792,435	454,509	(122,967)
Net income			405,947
Sale of common stock	242,124		
Shareholder distributions			(480,900)
Balance, December 31, 2005	$ 1,034,559	$ 454,509	$ (197,920)

The accompanying notes are an integral part of the financial statements.

Goelzer Investment Management, Inc.

Consolidated Statements of Cash Flows

	For The Years Ended December 31, 2005	For The Years Ended December 31, 2004
Operating Activities		
Net income	$ 405,947	$ 449,980
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	64,968	65,010
Loss on retirement of assets	795	81
Changes in operating assets and liabilities		
Accounts receivable from customers	(2,461)	180,328
Net change in trading inventory	(699,724)	60,082
Shareholder receivables	27,195	-
Other receivables	(9,691)	8,172
Other assets	(15,805)	(32,568)
Accounts payable	(37,137)	(6,250)
Accrued expenses	35,719	29,520
Net Cash Provided by (Used in) Operating Activities	(230,194)	754,355
Investing Activities		
Purchase of property and equipment, net of salvage	(12,500)	(62,743)
Net Cash Used in Investing Activities	(12,500)	(62,743)
Financing Activities		
Shareholder distributions	(480,900)	(425,587)
Sale of common stock	242,124	8,910
Net Cash Used in Financing Activities	(238,776)	(416,677)
Increase (Decrease) in Cash and Cash Equivalents	(481,470)	274,935
Cash and Cash Equivalents at Beginning of Year	617,742	342,807
Cash and Cash Equivalents at End of Year	$ 136,272	$ 617,742

The accompanying notes are an integral part of the financial statements.

Goelzer Investment Management, Inc.

Notes To Financial Statements
December 31, 2005

Note 1 – Significant Accounting Policies

Description of Business
Goelzer Investment Management, Inc., is a registered broker and dealer. As a securities broker and dealer, the Company is engaged in various securities trading, brokerage, and investment management and advisory activities serving a diverse group of individuals. The trading and brokerage activities are provided through the Company's fully-disclosed correspondent relationship with Pershing LLC, a subsidiary of Bank of New York.

Principles of Consolidation
The consolidated financial statements include the accounts of Goelzer Investment Management, Inc. and its wholly owned subsidiary. All material intercompany accounts and transactions have been eliminated in consolidation.

Estimates and Assumptions
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Revenue Recognition
Investment advisory income is recognized each quarter at the beginning of that quarter. Other revenues are recognized upon completion of the particular project.

Securities Owned
Marketable securities are valued at their quoted market value. Nonmarketable securities are valued at estimated fair value as determined by the Company's Chairman of the Board. The resulting differences between cost and market (or estimated fair value) are included in income.

Property and Equipment
Purchases of property and equipment are recorded at their cost. Depreciation of $64,965 and $65,010 for the years ended December 31, 2005 and 2004, respectively, has been computed using straight line and accelerated rates of depreciation.

Consolidated Statements of Cash Flows
Cash equivalents include demand deposits and money market accounts. Cash segregated under federal securities regulation for the benefit of customers is not included as a cash equivalent item.

The Company did not pay any income taxes in 2005 or 2004. The Company paid $864 and $1,882 in interest costs in 2005 and 2004, respectively.

Goelzer Investment Management, Inc.

Notes To Financial Statements
December 31, 2005

Note 1- Significant Accounting Policies (Continued)

Income Taxes
The Company has elected under the Internal Revenue Code, to be taxed as a subchapter S Corporation. The shareholders, rather than the Company, will be taxed on corporate income. Therefore, no provision or liability for income taxes has been included in these financial statements.

Reclassifications
Certain items in the 2004 financial statements have been reclassified to conform to the current year presentation. These reclassifications had no impact on previously reported net income or stockholders' equity.

Note 2 - Cash Segregated Under Federal Regulations

Cash of $1,107 and $1,104 in 2005 and 2004, respectively, has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

Note 3 - Receivable from Customers

Amounts receivable from customers were amounts due for advisory, valuation and consulting services.

Note 4 - Securities Owned

Marketable securities owned consist of trading securities at quoted market values, which consist of the following:

	December 31, 2005	December 31, 2004
U. S. Government obligations, maturing in less than one year	$ 900,768	$ 102,660
U. S. Government obligations, maturing within one to five years	-	105,992
Equities	-	9,450
	$ 900,768	$ 218,852

Note 5 - Property and Equipment

The following is a summary of property and equipment (at cost) less accumulated depreciation:

	December 31, 2005	December 31, 2004
Copier/Fax equipment	$ 20,288	$ 20,288
Office furniture	233,507	228,533
Computer equipment	78,191	81,705
Computer software	66,606	66,606
Leasehold improvements	114,444	114,444
Telephone equipment	19,477	19,477
	532,513	531,053
Less: Accumulated depreciation	309,119	254,396
Total	$ 223,394	$ 276,657

Note 6 - Shareholders' Equity

Authorized shares of common stock for Class A Voting and for Class B Nonvoting are 5,000,000 shares of each. A summary of common shares outstanding follows:

	Class A	Class B
Balance at December 31, 2003	459,074	118,787
Exercise of stock options	-	860
Balance at December 31, 2004	459,074	119,647
Shares issued for compensation	-	19,116
Exercise of stock options	-	860
Balance at December 31, 2005	459,074	139,623

The Company and several of its employees have signed non-qualified stock option agreements. Options were granted at a price equal to the market price of the stock on the date of grant. Options granted vest over a five-year period. These options may be exercised within three years from the date they become vested. As of December 31, 2005 and 2004, 31,358 and 15,679 options were exercisable. Options are exercisable only after vesting.

Note 6 - Shareholders' Equity (Continued)

The fair value of options granted is estimated on grant date using the Minimum Value Option-Pricing Model. The following assumptions were made:

Assumption	5/1/03 Option Grant	5/1/03 Option Grant	5/1/03 Option Grant
Dividend per share per year	$ 2.0911	$ 2.0911	$ 2.0911
Risk-free interest rate	2.84%	3.30%	3.57%
Expected life	3.3 years	4.3 years	5.3 years
Expected volatility	Excluded	Excluded	Excluded

Assumption	5/1/03 Option Grant	5/1/03 Option Grant	5/1/05 Option Grant
Dividend per share per year	$ 2.0911	$ 2.0911	$ 1.0818
Risk-free interest rate	3.83%	4.07%	3.79%
Expected life	6.3 years	7.3 years	3.3 years
Expected volatility	Excluded	Excluded	Excluded

Assumption	5/1/05 Option Grant	5/1/05 Option Grant	5/1/05 Option Grant
Dividend per share per year	$ 1.0818	$ 1.0818	$ 1.0818
Risk-free interest rate	3.83%	3.92%	4.00%
Expected life	4.3 years	5.3 years	6.3 years
Expected volatility	Excluded	Excluded	Excluded

Assumption	5/1/05 Option Grant	9/1/05 Option Grant	9/1/05 Option Grant
Dividend per share per year	$ 1.0818	$ 1.0818	$ 1.0818
Risk-free interest rate	4.10%	3.80%	3.81%
Expected life	7.3 years	3.7 years	4.7 years
Expected volatility	Excluded	Excluded	Excluded

Assumption	9/1/05 Option Grant	9/1/05 Option Grant	9/1/05 Option Grant
Dividend per share per year	$ 1.0818	$ 1.0818	$ 1.0818
Risk-free interest rate	3.87%	3.93%	4.02%
Expected life	5.7 years	6.7 years	7.7 years
Expected volatility	Excluded	Excluded	Excluded

Note 6 - Shareholders' Equity (Continued)

The Minimum Value Option-Pricing Model assigned no value to the option grants and, therefore, the granting of the options had no effect on net income.

Following is a summary of the status of the option plan:

	Number of Shares	Weighted Average Exercise Price
Outstanding on December 31, 2004	81,833	10.36
Exercised	(860)	10.36
Forfeited	-	
Granted	68,691	12.20
Outstanding on December 31, 2005	149,664	11.20

Following is a summary of the status of fixed options outstanding at December 31, 2005:

Exercise Price Range	Number	Average Remaining Contractual Life
$10.36	15,679	1.3 years
$10.36	15,679	2.3 years
$10.36	16,539	3.3 years
$12.20	7,751	3.3 years
$10.36	16,538	4.3 years
$12.20	7,751	4.3 years
$10.36	16,538	5.3 years
$12.20	7,752	5.3 years
$12.20	7,751	6.3 years
$12.20	7,751	7.3 years
$12.20	5,987	3.7 years
$12.20	5,987	4.7 years
$12.20	5,987	5.7 years
$12.20	5,987	6.7 years
$12.20	5,987	6.7 years

Goelzer Investment Management, Inc.

Notes To Financial Statements
December 31, 2005

Note 7 - Pension Plans

The Company sponsors a simplified employee pension plan that includes a voluntary salary reduction feature (SARSEP). All employees over age 21 receiving compensation of $400 or more are eligible to participate in the plan. The Company can contribute up to 15% of participants' eligible wages into the plan. The total pension expenses for this SARSEP plan for the years ended December 31, 2005 and 2004 were $0 and $108,144, respectively.

The Company also sponsors an employee stock ownership plan (ESOP). Employees over age 20 and ½, completing six months of service or one thousand hours of service, are eligible to participate in the plan. The Company is not required to contribute, but it has the option of contributing up to 25% of eligible wages. Plan compensation is defined as amounts paid for services rendered that are required to be reported on IRS Form W-2 excluding certain items such as bonuses. The Company makes contributions to the plan that are used to buy as many shares of Company stock as possible. The total compensation cost for this ESOP plan for the years ended December 31, 2005 and 2004 was $34,349 and $49,348, respectively. The plan was able to purchase 2,532 shares of Company stock in 2005 and as of December 31, 2005 holds 23,837 shares. The contribution for 2005 will be made in the following year. All distributions on Company stock held by the ESOP are recorded as a reduction of retained earnings. The Company is required to repurchase shares held by the ESOP if cash is needed for benefit payments.

Note 8 - Commitments and Contingent Liabilities

The Company is a defendant in two separate NASD dispute resolution claims filed by former customers for alleged breach of contract. An estimate of possible losses from the NASD disputes cannot be made as of the date of these financial statements. The Company believes the NASD dispute resolution claims are without merit and is vigorously defending its position.

The Company is committed under operating leases for the rental of office space. Annual payments under these agreements are shown below:

For The Years Ended December		
2006	$	236,245
2007		242,630
2008		249,015
2009		255,400
2010		261,785
2011 to 2015		782,163
Total	$	2,027,238

Rental expenses for 2005 and 2004 were $234,303 and $230,807, respectively.

Note 9 - Concentrations of Credit Risk

Accounts receivable from customers which are not secured amounted to $72,535 and $70,074, at December 31, 2005 and 2004, respectively.

The Company maintains cash balances at several banks. Accounts are insured by the Federal Deposit Insurance Corporation up to $100,000.

Note 10 – Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $250,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2005, the Company had net capital of $850,596, which was $600,596 in excess of its required net capital of $250,000. The percentage of aggregate indebtedness to net capital was 30.6%.

Note 11 - Control Requirements

There are no amounts, as of December 31, 2005, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

Note 12 – Reconciliation Pursuant to Rule 17a-5(d)(4)

Computation of Net Capital Under Rule 15c3-1

There were a few reconciling items between the December 31, 2005 unaudited Focus report and this report. The net effect was a decrease in net capital of $4,564.

Net capital as reported on the unaudited Focus report of December 31, 2005	$	855,160
Increase in classification of non-allowable assets		(7,649)
Decrease in securities haircuts		3,058
Net Capital as Audited	$	850,596

Goelzer Investment Management, Inc.

Notes To Financial Statements
December 31, 2005

Note 13 - Subsidiary Financial Statements

Condensed financial reports for Goelzer Investment Management, Inc.'s wholly owned subsidiary, Goelzer & Co., Inc., are as follows:

Goelzer & Co., Inc.

Statements of Financial Condition

Assets	**December 31, 2005**	**December 31, 2004**
Cash and cash equivalents	$ 28,816	$ 30,968
Accounts receivable - customers	59,989	61,394
Property and equipment, net of depreciation	40,078	50,953
Other assets	11,790	11,979
Total Assets	$ 140,673	$ 155,294
Liabilities and Shareholder's Equity (Deficit)		
Accounts payable - parent	$ 394,910	$ 472,709
Customer deposits	8,000	-
Accrued rent	41,128	36,267
Other liabilities	-	687
Total liabilities	444,038	509,663
Shareholder's Equity (Deficit)		
Common stock, no par value	625	625
Retained deficit	(303,990)	(354,994)
Total shareholder's equity (deficit)	(303,365)	(354,369)
Total Liabilities and Shareholder's Equity	$ 140,673	$ 155,294

Note 13 - Subsidiary Financial Statements (Continued)

Condensed financial reports for Goelzer Investment Management, Inc.'s wholly owned subsidiary, Goelzer & Co., Inc., are as follows:

Goelzer & Co., Inc.

Statements of Income and Retained Earnings

	For the Years Ended December 31, 2005	For the Years Ended December 31, 2004
Operating Revenues	$ 649,284	$ 563,528
Loss on sale of assets	-	(47)
Operating expenses	598,280	691,730
Net Income (loss)	51,004	(128,249)
Retained deficit, beginning of period	(354,994)	(226,745)
Retained deficit, end of period	$ (303,990)	$ (354,994)

Note 13 - Subsidiary Financial Statements (Continued)

Condensed financial reports for Goelzer Investment Management, Inc.'s wholly owned subsidiary, Goelzer & Co., Inc., are as follows:

Goelzer & Co., Inc.

Statements of Cash Flows

	For The Years Ended	
Operating Activities	**December 31, 2005**	**December 31, 2004**
Net income (loss)	$ 51,004	$ (128,249)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	12,388	11,383
Loss on sale of assets	-	47
Changes in operating assets and liabilities:		
Accounts receivable	1,405	(12,786)
Other current assets	189	(2,216)
Accounts payable	(78,486)	184,160
Accrued expenses	12,861	(28,647)
Net Cash Provided by (Used in) Operating Activities	(639)	23,692
Investing Activities		
Additions to plant	(1,513)	(15,584)
Net Cash Used in Investing Activities	(1,513)	(15,584)
Increase (Decrease) in Cash and Cash Equivalents	(2,152)	8,108
Cash and Cash Equivalents at Beginning of Year	30,968	22,860
Cash and Cash Equivalents at End of Year	$ 28,816	$ 30,968

Goelzer Investment Management, Inc.

Computation of Net Capital, Pursuant to Rule 15c3-1(f)
December 31, 2005

Net Capital

Shareholders' equity		$ 1,291,148
Deduct ownership equity not allowable for Net Capital		-
Total capital and allowable subordinated liabilities		1,291,148
Less nonallowable assets:		
Furniture, equipment and leasehold improvements	183,316	
NASDAQ Stock and Rights	21,108	
Other accounts receivable	69,408	
Prepaid expenses	71,617	
Investment in subsidiary	91,546	436,995
Net capital before haircuts on security positions		854,153
Haircuts on securities:		
U.S. government obligations	1,015	
Stocks and warrants	1,583	
Other	878	
Undue concentrations	81	3,557
Net capital		$ 850,596

Goelzer Investment Management, Inc.

Computation of Net Capital, Pursuant to Rule 15c3-1(f)
December 31, 2005

Aggregate Indebtedness		
General accounts payable	$	26,835
Accrued expenses and other liabilities		233,812
Total Aggregate Indebtedness	$	260,647
Computation of Basic Net Capital Requirement		
Minimum net capital required (based on aggregate indebtedness)		17,376
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries		250,000
Net capital requirement(greater of above two amounts)		250,000
Excess Net Capital	$	600,596
Excess Net Capital At 1000% (Net Capital Less 10% Of Aggregate Indebtedness)	$	824,531
Percentage of Aggregate Indebtedness to Net Capital		30.6%

Goelzer Investment Management, Inc.

A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation December 31, 2005

The Company did not report consolidated amounts for the year end statement of financial condition. The net worth of the subsidiary is not included in net capital in the audited and unaudited calculations of net capital.

Kehlenbrink Lawrence Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

Board of Directors
Goelzer Investment Management, Inc.

In planning and performing our audit of the consolidated financial statements of Goelzer Investment Management, Inc. for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practice and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principals. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kehlenbrink, Lawrence & Pauckner

Kehlenbrink, Lawrence & Pauckner
Indianapolis, IN
January 19, 2005